# NovaGold | Positioned for Growth

Annual Report 2008

NovaGold

Extraordinary Assets
Extraordinary Value
Extraordinary Potential

NovaGold has emerged from a tumultuous market with the potential for outstanding growth. With one of the largest resource bases among its peers and 50% interests in two of the world’s largest gold and copper-gold projects — the 39 million ounce Donlin Creek gold project and the 14 million ounce Galore Creek copper-gold-silver deposit, both located in politically stable North America — NovaGold offers exceptional leverage to gold in today’s strong precious metals market.

Annual Report 2008

Building a premier growth-focused precious metals company

02	Why Gold?

03	Why NovaGold?

04	Recent Milestones

05	2009 Objectives

06	Letter to Shareholders

08	NovaGold’s Approach to Business

10	Positioned for Growth

12	Management Team

13	Property Portfolio

14	Donlin Creek

20	Nome Operations

24	Galore Creek

28	Reserves & Resources

NovaGold | Positioned for Growth

Why Gold?

Gold remains strong amid economic uncertainty.

Gold is traditionally seen as a financial safe haven and its strength has been unparalleled in times of economic uncertainty. When gold performs well, historically gold equities have also responded with strength.

Gold offers a store of value.

Gold’s use as an international currency makes it unique among commodities. Investors around the globe purchase gold to safeguard their savings. At the same time, gold’s functional use in jewelry, electronics and other industrial applications increases demand.

Gold outperforming other investment vehicles.

Gold outperformed nearly all other asset classes in 2008. This result is consistent with gold’s historical performance in times of economic uncertainty. With interest rates approaching all- time lows, investors look to gold as an investment option with significant upside.

Gold supply down, gold demand strong.

In volatile markets, demand for gold remains strong as investors accumulate gold to protect their wealth. Conversely, economic uncertainty and decreased access to financing has slowed or stopped progress at many gold projects, decreasing worldwide gold supply.

Gold market strengthening.

Gold is close to all-time highs in nearly all currencies and is expected to continue to perform well. Even with the economic downturn, new middle classes are emerging in highly populated countries such as China and India. As these groups continue to grow, so too will their demand for gold products and gold-based investments. In addition, the gold ETFs have developed a major new market for investment in gold.

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Annual Report 2008

Why NovaGold?

Unrivalled projects compared to peers.

NovaGold has an exceptional portfolio of projects, with 50% interests in two of the world’s largest gold and copper-gold projects, a commissioning-stage gold mine and other exploration- stage properties. NovaGold’s flagship Donlin Creek property has more than 29 million ounces of gold reserves and an additional 6 million ounces of measured and indicated resources and is being prepared to advance through permitting toward a construction decision.

Safe geopolitical locations.

All of NovaGold’s current properties are located in Alaska and British Columbia, regions with a long history of mining, established permitting standards and governments supportive of resource development, offering investors leverage to gold with low geopolitical risk.

Financial strength.

NovaGold has raised more than US$75 million in 2009, the most difficult capital market in years, thus ensuring the financial ability to advance its core projects. At the same time, NovaGold has taken steps to streamline the Company and control spending, further safeguarding its financial position.

Experienced partners.

With senior operating partners contributing their construction and operating expertise, NovaGold’s projects offer lower risk and higher potential value than many other small mining companies can provide.

Leverage to gold price.

NovaGold offers significant value to investors as the gold price strengthens. With more than 15 million ounces of gold reserves and an additional 14 million ounces of gold resources, each 10 shares of NovaGold represents 1.8 ounces of gold to the investor. In dollar terms, each $1000 investment in NovaGold represents more than 12 ounces of gold net of mining costs at Q2-2009 metals prices. As metals prices rise, reserves and resources typically expand along with the profit margin per ounce. It is this leverage that drives investment into gold equities. For example, a 22% increase in the gold price from US$900 to US$1100 would result in a 1:1 increase in a gold ETF but a 2:1 leverage in net potential value for NovaGold’s shareholders and a nearly 3:1 increase if value for copper is included. (see charts on page 4)

Resource growth.

On average, NovaGold’s exploration team has added 3 million ounces of gold annually to its resource base over the last 10 years through exploration and acquisition, and 15.2 million ounces of gold reserves since 2006. At each of NovaGold’s properties, the Company owns substantial exploration rights with significant exploration potential in the surrounding mineral district, offering further leverage to the gold price at minimal cost.

Significant value potential.

NovaGold’s share price today is one-quarter of what it was a year ago, while its major Donlin Creek asset has advanced significantly in that time. NovaGold will continue to advance its assets so the Company is in a position to move forward toward production when the markets are favorable.

1.8 ozs	400 lbs
Gold Per 10 NovaGold Shares	Copper Per 10 NovaGold Shares

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NovaGold | Positioned for Growth

Recent Milestones

»   Completed Rock Creek mine construction to commissioning stage
»   Completed Donlin Creek feasibility study
»   Added 14.6 million ounces of gold reserves
»   Completed a major financing
»   Brought in new strategic investor – Electrum Strategic Resources
»   Monetized value of non-core NovaGreenPower unit and early-stage exploration projects with recent sales
»   Amended funding agreement with Teck for Galore Creek project
»   Received Thayer Lindsley Mining Industry Award for discovery and advancement of Donlin Creek deposit
»   Defined sustainability reporting framework

NOVAGOLD’S RESERVES & RESOURCES

15.2M
ozs Gold Reserves
8.7M	78M	5.2B
ozs Gold Measured & Indicated	ozs Silver Measured & Indicated	lbs Copper Measured & Indicated
5.2M	53M	2.6B
ozs Gold Inferred	ozs Silver Inferred	lbs Copper Inferred

04

Annual Report 2008

2009 Objectives

Continue to build a premier growth-focused precious metals company

»	Complete financings to return Company to financial stability
•	Continue to streamline Company and carefully manage cash to ensure financial stability
•	Focus on prudent, disciplined growth
•	Identify and review strategic alternatives to maximize shareholder value
•	Use synergies of our partners’ experience and NovaGold’s exploration expertise and community reputation to advance each project

Rock Creek

»	Protect investment and infrastructure with care and maintenance plan
»	Update Rock Creek resource estimate
•	Evaluate exploration upside and update feasibility study
•	Determine best pathway to maximize value through a re-start of commissioning activities, bringing in an operating partner or selling the project

Donlin Creek

»	Complete feasibility study, bringing significant reserves to NovaGold
•	Initiate permitting process and work with regulators to complete draft Environmental Impact Statement
•	Focus on community engagement

Galore Creek

»	Protect investment and infrastructure with care and maintenance plan
•	Maintain and improve existing infrastructure and access road, and retrieve and monetize construction equipment

05

NovaGold | Positioned for Growth

Letter to Shareholders

NovaGold weathered the considerable challenges of 2008 and has emerged well-positioned to take advantage of a rising gold market and build a premier growth-focused precious metals company. Last year saw unprecedented market volatility and uncertainty as problems within the financial sector brought on historic changes for almost every area of the economy. Gold was one of the few bright spots in the marketplace and was one of the only asset classes to maintain and even appreciate in value during the year. The case for gold as a long-term investment and as a safe haven and store of value during economic uncertainty has been proven for generations. As both an international currency and a precious and industrial metal, gold tends to outperform the general market when times are tough.

Although gold performed strongly at the end of the year, 2008 proved challenging for all precious metals stocks, including NovaGold. While we made important strides at Donlin Creek, our shares experienced remarkable swings in market valuation brought on by setbacks at other projects, uncertainty over the Company’s ability to secure financing and the general market sell off. However, the potential of NovaGold’s world-class assets remains promising and was recognized by the US$75 million investment in January 2009 by Electrum Strategic Resources, a New York based private equity firm, along with several other investors. Since then, NovaGold’s share price has outperformed the gold sector in 2009.

Electrum’s strategic investment substantially strengthened NovaGold’s balance sheet, ensuring the ongoing advancement of our projects. With cash on hand and manageable expenditures at Donlin and Galore for the next few years, NovaGold is positioned to look at new opportunities that can provide future growth for the Company.

NovaGold has a reserve/resource base comparable to many of the world’s most prominent producers, with 50% interests in two of the world’s largest undeveloped gold and copper-gold deposits, experienced senior operating partners at projects in low-risk mining-friendly jurisdictions, and a constructed mine at the commissioning stage. Despite our demonstrated track record of consistent increases in our reserve/resource base and the substantial advancement of our properties, NovaGold is currently valued at approximately one-quarter of what it was a year ago. Recent market conditions may provide a compelling buying opportunity for investors.

Advancing our properties

NovaGold’s flagship Donlin Creek property advanced significantly in 2008. Donlin Creek is one of the top ten largest gold projects in the world, with more than 29 million ounces of proven and probable gold reserves averaging 2.3 g/t gold, 6 million ounces of measured and indicated resources and significant potential for reserve/resource expansion. When

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Annual Report 2008

built, the mine is expected to produce nearly 1.5 million ounces of gold annually for the first 12 years of a 20+ year mine life, at cash costs in the lower half of the industry.

Donlin Creek LLC will now focus on advancing the project through the permitting process. Since exploration and environmental baseline data collection began at the project in 1996, considerable effort has been focused on communicating and collaborating with local communities and stakeholders. This will continue as the project moves through the permitting process and we work with regulators and local stakeholders to complete an Environmental Impact Statement.

NovaGold’s wholly-owned Rock Creek mine advanced to commissioning in 2008, overcoming significant environmental and weather challenges. NovaGold completed construction and initiated start-up and commissioning in September. Suspension of start-up activities at the end of November was a disappointment to shareholders and the NovaGold team. It was a difficult decision, but unanticipated mechanical issues with the crusher and financial constraints, combined with market conditions at the time, meant the Company could not proceed with the project.

Now that the property has been placed on care and maintenance, meeting all of our environmental responsibilities at the mine site remains our highest priority. Our objective now is to review the Rock Creek project and establish a plan that maximizes value for shareholders. Since the decision to suspend start-up, the gold price has rallied while prices for fuel and other input materials have decreased. In 2009, we will decide whether to recommence start-up activities when the market becomes more favorable, bring in an operating partner or possibly sell the property. Whatever the decision, we expect Rock Creek to bring value to NovaGold shareholders in the near to medium term.

NovaGold’s Galore Creek project also advanced in 2008. Optimization studies have identified a number of modified approaches to the project that demonstrate the potential for significant expansion of project throughput, a shorter construction schedule, re-location of the process facilities to allow for future expansion, and fewer construction and operation risks. Construction and labor costs have decreased significantly since the peak levels in 2008, supporting a potential reduction in overall capital costs, while the consensus long-term average price for copper has increased from the 2006 levels used for the evaluation of Galore Creek. Ongoing Galore Creek activities will maintain and improve the infrastructure investment, shortening the remaining construction timeline when full-scale construction can resume.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of our projects. We have established the framework for sustainability reporting and are developing an implementation plan for reporting on activities at both head office and project sites.

Looking ahead

In early 2009, NovaGold’s management team carefully reviewed the Company’s operations and strategy. The resulting business plan supports our continued focus on gold. Management continues to believe that advancing the Company’s assets toward production will bring the greatest return to NovaGold shareholders. NovaGold’s 50% share of production from Donlin Creek alone would make the Company one of the largest mid-cap gold producers.

There have clearly been challenges along the way, but we have excelled in our ability to identify opportunities and use our exploration expertise to significantly expand resources. We intend to build on that strength and take advantage of consolidation opportunities that have emerged from current market conditions. We have also taken steps to streamline the Company and improve internal processes, safeguarding our financial position and ensuring the Company is well-positioned to move quickly should an acquisition or partnership opportunity arise. Through the execution of our business strategy and the careful stewardship and development of our existing projects, NovaGold intends to create value for shareholders in the near term and for the long term.

I thank all of our shareholders for their continued support. I also thank our management team, employees, Board of Directors and partners. Their dedication, hard work and expertise have led to NovaGold’s success as an industry-leading growth company.

/s/ Rick Van Nieuwenhuyse
Rick Van Nieuwenhuyse
President & CEO

07

NovaGold | Positioned for Growth

NovaGold’s Approach to Business

Ten years ago, a small team of geologists laid the foundation for what NovaGold is today, driven by the vision of creating an innovative approach to exploration and development. This vision has evolved into an approach to business that merges our technical, financial, social and environmental responsibilities. NovaGold is committed to upholding the highest environmental and social standards while focusing on delivering the financial growth its shareholders and partners expect. With its unique approach to the mining business, NovaGold strives to be an industry leader for responsible and innovative resource development.

The principles of NovaGold’s approach:

  We respect Native Alaskan and First Nation groups and encourage continuous collaboration, so that their relationship with the land and the expertise gained from other mining operations adds value to our plans and processes.

  We catalyze local and regional economies in the near and long term by identifying and developing resources in a way that considers the long-term impacts and benefits of operations.

  We strive to reduce the risk of permitting delays by working closely with the appropriate government agencies and maintaining and nurturing collaborative working relationships with our aboriginal and community partners to identify a responsible, critical path for development.

  We believe long-lasting social and economic benefits can flow to the communities in which we operate.

Financial Responsibility

NovaGold has a financial responsibility to all of its shareholders, partners and the communities where it operates. We take this responsibility seriously and believe the best way to achieve financial growth for all of our stakeholders is through responsible development. Only by bringing financial growth to shareholders and the communities in which it operates can NovaGold sustain itself as a company, protect the environment and provide benefits to local communities. By mining responsibly and proving to local communities and stakeholders that it brings net benefits, NovaGold builds a strong reputation and ensures its ability to thrive in the industry and region.

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Annual Report 2008

Engagement and Collaboration

The cornerstone of NovaGold’s approach is early engagement and substantive collaboration with partners. NovaGold excels at building positive relationships with local communities at all of its projects. By actively engaging community members through open communication and public meetings, NovaGold elicits feedback and incorporates those suggestions into its mine plans.

Early engagement and collaboration with local communities adds value to NovaGold’s projects.

  Community acceptance increases the probability of project viability.
  Avoiding delays in the permitting process accelerates project profitability.
  Decreased opposition and litigation preserves capital and human resources for company-building activities.
  Extensive due diligence identifies more economical ways to recognize, develop and extract resources.
  Reputation for collaboration and advancement results in exposure to new business opportunities.
  Identifying and developing unrealized resources fosters growth of local and regional economies.

Social Responsibility

Acceptance and support for mining projects must be earned. We approach local communities before beginning exploration work in any area, informing them of our plans and soliciting feedback. This early-stage involvement results in a collaborative working relationship between NovaGold and its stakeholders. NovaGold’s social responsibilities include:

Employment. NovaGold hires locally whenever possible. We provide training programs to develop a skilled pool of employees in the local community, reducing the competition for labor that is so prevalent in the mining industry. These skills can then be applied to other projects after the mine closes, providing long-term sustainable benefits to the community and its members.

Safety & Health. NovaGold’s success depends on having healthy employees and contractors working in a safe environment. The safety and health of NovaGold employees and of contract employees is equally important to the Company.

Continuous Engagement. NovaGold maintains a continuous level of engagement through every stage of project development. We facilitate regular communication with regional and local communities through public meetings, consultations, events and NovaGold-generated newsletters.

Respect for Cultural Values. One of the reasons NovaGold has attracted major partners like Barrick, Teck and Rio Tinto is because we know, respect and understand the local communities where we explore and develop. Establishing and maintaining good relationships by respecting and celebrating cultural values is a logical and natural way for us to do business.

Sponsorship. NovaGold believes in giving back to local communities by prioritizing corporate donations and sponsorships. We actively support the development of projects and events focused on education, community and youth programs, safety and health.

Environmental Responsibility

Mining is an extractive industry that impacts the environment. NovaGold’s goal as a concerned and industry-leading organization is to constantly evaluate ways to minimize that impact. One way we do this is through effective collaborations with local communities and First Nation and Native Alaskan groups. NovaGold works only in countries with established environmental standards and regulations, which we strive to exceed.

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NovaGold | Positioned for Growth

Positioned for Growth

Growth through Exploration

Much of NovaGold’s growth and success in creating shareholder value can be attributed to our experienced exploration team and our ability to forge collaborative partnerships with Native Alaskan and First Nation groups and local communities. Our track record in identifying new opportunities and expanding our reserve/resource base is one of the best in the industry.

NovaGold recently won an industry award for exploration excellence at Donlin Creek, as co-winner of the Thayer Lindsley Award recognizing significant mineral discoveries. NovaGold continues to look for “the next Donlin Creek” and is always evaluating new opportunities that fit NovaGold’s business strategy and could be turned into world-class deposits through focused exploration campaigns. A recent review of corporate strategy identified an exploration focus on more advanced properties. By acquiring or partnering in properties with an identified resource that remains open to expansion, NovaGold can leverage its exploration expertise to bring additional resources and value to shareholders with minimal risk and expense.

Our exploration team has consistently expanded the Company’s resource base, most significantly by more than doubling the size of both the Donlin Creek and Galore Creek deposits. At total acquisition and discovery costs of less than US$4 per ounce of gold and 2 cents per pound of copper, these discovery rates far surpass industry averages. We believe that each of our main projects hold significant exploration upside that will continue to be a major catalyst for NovaGold’s growth.

Growth through Acquisition and Strategic Partnerships

NovaGold recognizes the value of strong partnerships and a strong team, and is looking for opportunities to acquire or partner in projects that would bring value to NovaGold shareholders. In today’s market, many smaller projects are open to consolidation opportunities and might be acquired at reasonable prices. NovaGold has a number of strategies in place that will allow us to act quickly should an opportunity arise that will bring good people or additional resources to the Company.

Annual Report 2008

In 2008, NovaGold achieved its objective of attaining significant value from its non-core assets by selling its power assets and successfully moving its early-stage, greenfields exploration properties to Mantra Mining Inc. NovaGold became a significant shareholder in Mantra Mining, enabling NovaGold to participate in the upside as exploration and development of these projects proceeds. NovaGold also extended its option agreement for the Ambler project to the end of 2009 and is assessing the best way to maximize value from that project.

When built, Donlin Creek is expected to be one of the largest open-pit gold mines in the world, producing nearly 1.5 million ounces of gold annually for the first 12 years of operation. To bring value to shareholders in the near to medium term, NovaGold is considering a number of options to build its reserve/resource base and potentially bring gold production to the Company sooner.

NovaGold | Positioned for Growth

Management Team          CREATING VALUE THROUGH EXPERIENCE AND INNOVATION

Greg Johnson, Vice President Strategic Development | Sacha Iley, Vice President Human Resources | Don MacDonald, Senior Vice President & CFO Rick Van Nieuwenhuyse, President & CEO | Elaine Sanders, Vice President Finance | Mike Stammers, Manager of Land | Kevin Francis, Manager of Technical Services | Missing from picture: Joe Piekenbrock, Vice President Exploration

Corporate Values

Accountability. For our commitments to shareholders, to employees, to the communities in which we work, to the mining industry

Communication. Open communication within the Company, with shareholders, with local communities; open and transparent reporting; transfer of knowledge and expertise

Growth. Economic growth, reserve/resource growth, growth through innovation, growth through improving policies and practices

Empowerment. Empowering individuals and communities to be lani etie; every employee makes a difference, every employee will be heard; local communities have the ability to influence mine planning and operations

Integrity. Guided by our Code of Ethics in every situation, at every level of the Company

Safety. For employees and contractors, for local communities, for the environment

Respect. For the environment, for each other, for a work/life balance, for the cultural integrity of communities

Sustainability. Environmental, financial, social

Annual Report 2008

## Property Portfolio

NOVAGOLD'S PROPERTIES ACROSS ALASKA AND BRITISH COLUMBIA

Nome Operations
Port of Nome
Ambler
Beaufort Sea
ALASKA
Bering Sea
Port of Bethel
Fairbanks
Donlin Creek
Anchorage
YUKON TERRITORY
NORTHWEST TERRITORIES
Gulf of Alaska
Whitehorse
Juneau
Dease Lake
Galore Creek
Port of Stewart
Smithers
BRITISH COLUMBIA
USA
CANADA
N
Advanced stage
Exploration stage
Major communities

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NovaGold | Positioned for Growth

Donlin Creek

Advancing one of the world’s largest undeveloped gold deposits

Annual Report 2008

The Donlin Creek mine, if constructed, is expected to be one of only a handful of gold mines worldwide that is capable of producing more than one million ounces of gold annually, making it a true world-class asset. Under lease from two Native Alaskan Corporations, Calista Corporation (subsurface rights) and The Kuskokwim Corporation (surface rights), the 10,900 hectare (27,000 acre) property is located in the historic Kuskokwim Gold Belt of southwest Alaska. Donlin Creek is operated by Donlin Creek LLC, a limited-liability company that is jointly owned by NovaGold Resources Alaska, Inc. and Barrick Gold U.S. Inc. on a 50/50 basis.

NovaGold recently won an industry award for exploration excellence at Donlin Creek as co-recipient of the Thayer Lindsley Award recognizing significant international mineral discoveries.

NovaGold | Positioned for Growth

Donlin Creek continued

2008 Achievements		2009 Milestones

»	Increased measured and indicated resource base by 2.3 million ounces	»	Convert measured and indicated resources to proven and probable reserves

»	Operating jointly with Barrick under new 50/50 Donlin Creek LLC structure	•	Donlin Creek LLC completes feasibility study

»	Expansion-drilling campaign identified additional resource potential in the East ACMA target area	•	Initiate permitting process, continue community engagement

»	District exploration identified opportunities for future resource expansion

»	Identified optimal project design and completed studies required to advance the project to feasibility

Feasibility Study

NovaGold released the results of a feasibility study, expected to be adopted by the board of Donlin Creek LLC in May 2009, outlining the production and economic estimates for development of the Donlin Creek asset. The Donlin Creek mine has been designed as a year-round, open-pit operation. With the current 29.3 million ounce reserve base, the anticipated mine life is in excess of 20 years with a mill throughput of 53,500 tonnes per day. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually. Life of mine production is estimated at 1.3 million ounces of gold annually, for total production of 26.2 million ounces of gold over 20 years. These production levels would make Donlin Creek one of the major gold producing mines in the world. A construction decision will be made following receipt of permits, with production anticipated in 2015 based on the feasibility study timeline.

Annual Report 2008

Industry wide capital costs spiked over the last two years and peaked in the latter half of 2008, which is when Donlin Creek LLC was estimating costs for the project. Recognizing the recent decrease in costs for construction inputs such as steel, concrete, diesel and labor, Donlin Creek LLC will continue to review the capital cost estimates for the project. The feasibility study was completed based on a gold price of US$725/oz for reserves and will act as the basis to begin the permitting process.

On a 100% basis, the project currently has a reserve base of 29.3 million ounces of gold, with an additional 6 million ounces of measured and indicated resources and 4 million ounces of inferred resources. The resource is grouped into two main areas: ACMA and Lewis. It is anticipated that mining would initially start with the ACMA mineralization which is slightly higher grade at an average of 2.53 g/t, compared with the Lewis deposit average grade of 2.22 g/t.

Under the mine plan, large hydraulic shovels would be the primary loading equipment at the site. All shovels would be equipped with GPS technology to allow for real-time ore control. Large-capacity haul trucks would also have GPS to track the transport of ore and waste from the mine face to the designated stockpiles or dumps. Ore would be processed by crushing and milling followed by flotation, pressure oxidation and CIL recovery. Gold recovery is expected to average 90%. The process plant was designed using the most current technology for both the process systems and equipment selection. Particular attention was paid to incorporating state-of-the-art technology for safety and environmental protection.

The Donlin Creek mine is expected to draw an average of 127 MW of power, with peak loads of 152 MW. Project power requirements would be sourced from a combination of on-site turbine diesel generators with supplementation from wind co-generation. In an effort to optimize energy costs and reduce environmental impact, an average of 7.5% of annual energy requirements is expected to come from 14 wind turbine generators installed along a ridge 12 kilometers (7.5 miles) from the mine site.

NovaGold | Positioned for Growth

Donlin Creek continued

Major infrastructure requirements for the mine include a river port, an access road connecting the port to the mine site, an airstrip, the mine and plant site area, the tailings facility, and the gas and wind power-generating facilities. Cargo and supplies would be shipped on ocean barges to Bethel, one of the largest communities in western Alaska and the main port on the Kuskokwim River. Supplies would then be transported via truck along a 123 kilometer (76 mile) access road to the mine site. A fuel pipeline to the mine site has been incorporated into the road alignment. The pipeline would be buried where it passes through areas of permafrost and supported above ground on piled foundations where the ground is less stable.

Advancing toward Production

Work at the Donlin Creek project will now focus on obtaining required permits. The Donlin Creek mine is a large-scale project and will require a considerable number of permits and authorizations from both federal and state agencies. Subject to advancement of the permitting process, Donlin Creek LLC will make a construction decision.

Much of the groundwork to support a successful permitting effort is done before permit applications are submitted so that potential concerns can be identified and resolved, supporting baseline data can be acquired and regulators and stakeholders can become familiar with the proposed project. The environmental baseline study program at Donlin Creek was initiated in 1996 and has run continuously since then to collect extensive data for water, air, wetlands, wildlife, plants, cultural sites and many other environmental and social parameters in and around the project site. As the project continued to evolve, and based on feedback from regulatory and public consultation, additional studies were initiated to address issues of concern.

Annual Report 2008

Over the nearly 13 years since exploration and environmental baseline data collection began, considerable effort has been spent developing support for the project by fostering local relationships, developing a strong local workforce, educating stakeholders about the project and mining in general and providing stakeholders with regular project updates and site visits. This enabled Donlin Creek LLC to better understand and address the perspectives and concerns of the project stakeholders and has resulted in broad public support for the project in the region. This support has taken the form of resolutions from tribal councils and organizations, participation by individuals and tribal groups in various project-related forums, and permissions granted to conduct environmental baseline studies on tribal lands.

Donlin Creek LLC will continue to focus on community and stakeholder relations as it moves through the permitting process and works with regulators to complete an Environmental Impact Statement for the project.

Exploration

Since acquiring an interest in the Donlin Creek project in 2001, exploration activities have more than doubled the size of the project’s resource base. Since the current reserve/resource is contained within only a small portion of the overall property, NovaGold believes there is considerable potential to expand the gold resource at Donlin Creek. Numerous other targets have been identified along the 8-kilometer-long (5 mile) mineralized gold trend, defined by surface sampling and various historical drill holes containing significant gold values. Although not currently included in the project resource inventory, these targets remain highly prospective for future discovery.

NovaGold | Positioned for Growth

Nome Operations

Constructed – Exploration & Operations Assessment Underway

Nome Operations comprises three projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold. NovaGold holds title to mining claims covering approximately 5,700 hectares (14,000 acres), with additional land holdings bringing NovaGold’s total property to more than 36,000 hectares (89,000 acres). With an original acquisition price of just over US$5 million, Nome Operations has consistently contributed $1 to $3 million in annual cash flow from its sand-and-gravel and land business.

2008 Achievements		2009 Milestones

»	Completed majority of project construction and initiated commissioning process	»	Maintain project infrastructure and investment

»	Post project suspension, initiated comprehensive assessment of exploration upside and operations plan	»	Update resource modeling to include 2006 to 2008 drilling

»	Completed 2,000 meters (6,562 feet) of expansion and exploration drilling to expand the reserve and resource base	•	Update feasibility study to reflect current gold prices and capital costs, and to convert new resources to reserves

		•	Determine best method to bring value to shareholders through a re-start of commissioning activities, bringing in an operating partner or selling the project

Annual Report 2008

Rock Creek and Big Hurrah

The Rock Creek and Big Hurrah projects will be the first modern, open-pit “hardrock” mines on the Seward Peninsula, an area with significant historical production in excess of 10 million ounces from alluvial gold deposits. Rock Creek sits along the Bering Sea on the southern shore of the Seward Peninsula. Located only 12 kilometers (7 miles) from the town of Nome, Alaska, the project has brought significant benefits to Nome and surrounding communities through direct employment and training opportunities as well as service-related businesses. Nome has a relatively dry climate, easily accessible terrain and some of the best infrastructure in the State of Alaska, with roads providing year-round access to the Rock Creek property.

The Rock Creek mine has been designed as a 7,000 tonnes-per-day conventional open-pit year-round operation, expected to produce approximately 100,000 ounces of gold per year once in operation. Construction at Rock Creek commenced in the summer of 2006. Testing of the crushing circuit was initiated in October 2007. Commissioning start-up and systems testing began in September 2008 but was subsequently suspended in November in light of market conditions at the time, with rising costs, falling gold prices, extreme market volatility and a seize up of the equity and debt financing markets. Those factors combined with unanticipated mechanical issues with the crusher resulted in NovaGold placing the project on care and maintenance to protect the infrastructure and investment at the property while a comprehensive assessment is completed.

A small team of mining professionals remains at site to complete the project assessment and ensure the project remains in compliance with all environmental regulations. As a result of unusually high winter precipitation during 2007/2008, the project experienced difficulties with storm water discharges during spring runoff. NovaGold worked closely with regulators to resolve these issues and is collaborating with engineers and regulators to complete a revised water management plan for the project. NovaGold is also assessing the possibility of using wind co-generation for a portion of the project’s power needs, reducing both environmental impact and operating costs at the Rock Creek mine.

NovaGold | Positioned for Growth

Nome Operations continued

NovaGold believes that the Rock Creek mine and surrounding properties continue to hold significant value. The Company’s objective for 2009 is to establish a plan that advances Rock Creek and maximizes value for shareholders. While NovaGold does not currently plan to recommence the start-up process at the Rock Creek project in 2009, management is evaluating the potential for start-up in 2010 if market conditions are favorable. In the month before the decision was made to suspend start-up activities, gold had averaged approximately US$750 per ounce. Since the suspension announcement, gold prices have rallied and fuel and other input materials have significantly decreased in price. Other value alternatives being considered include bringing in an operating partner or selling the property. NovaGold is also closely examining exploration potential adjacent to the known mineralization to ensure project value is maximized.

The Rock Creek mine is largely constructed and will likely require minimal investment to restart commissioning and commence production. With an identified reserve base to support four years of production and the expectation that additional resources will extend the mine life, Rock Creek has the potential to produce significant cash flow at current gold prices. Whether NovaGold decides to sell the project, recommence start-up activities on its own or bring in a partner, Rock Creek should bring value to NovaGold shareholders in the near to medium term.

Nome Gold Project

Over the last 100 years, the Nome alluvial deposits have produced nearly five million ounces of gold from shallow sand-and-gravel deposits, with an additional five million ounces of alluvial production from other areas on the Seward Peninsula. NovaGold is evaluating the viability of restarting alluvial gold production at the Nome Gold property, which would result in a combined gold and aggregate production facility.

Rock Creek Exploration

In 2008, the exploration program at Rock Creek focused on expanding the known mineralization to expand the overall resource and potentially extend the project’s mine life. NovaGold successfully expanded the Rock Creek deposit by 24%, bringing total Nome Operations project resources to nearly 3 million ounces, inclusive of reserves. An updated feasibility study is being completed as part of the project review, and NovaGold anticipates that a majority of the new resources will convert to reserves. New resources have been identified on the western margin of the Rock Creek

Annual Report 2008

deposit and deeper drilling east of the Rock Creek pit, viewed in conjunction with previous results, indicates the potential for considerable expansion of mineralization west and below the existing Rock Creek pit. The cross-section and block model below shows the 2008 reserve pit and the measured and indicated resource blocks, including the western expansion zone. Also shown are the potential expansion target areas to be tested in 2009.

NovaGold | Positioned for Growth

Galore Creek

One of the world’s largest copper-gold-silver deposits

Annual Report 2008

Galore Creek is one of the world’s largest and highest-grade undeveloped porphyry-related copper-gold-silver deposits. The 29,850 hectare (320,800 acre) property is located within the historic Stikine Gold Belt of northwest British Columbia, approximately 70 kilometers (43 miles) west of Highway 37 and 150 kilometers (93 miles) northeast of Stewart, a year-round concentrate shipping port. NovaGold and Teck Cominco each hold a 50% interest in the project, with the Galore Creek Mining Corporation (“GCMC”) directing all aspects of project development.

NovaGold | Positioned for Growth

Galore Creek continued

Since acquiring Galore Creek in 2003, NovaGold’s exploration team has more than tripled the size of the project’s resource base. With 1,300 million tonnes of high-grade copper-gold-silver porphyry resources and a number of untested targets, there remains considerable potential to increase the resource base at Galore Creek.

2008 Achievements		Project Milestones

»	Completed engineering and optimization studies to identify alternative development strategies	»	Renegotiate agreement with Teck to reduce NovaGold’s near-term funding obligations

»	Maintained strong relationship and open dialogue with the Tahltan Nation and government regulators	•	Maintain and improve project infrastructure and investment

Project Development

Since NovaGold initiated work on the Galore Creek project in 2003, the project has received a high level of support from local communities, First Nation groups and the British Columbia and Alaska Governments. In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection.

Following receipt of the Environmental Assessment Certificate in February 2007, the permitting process for Galore Creek progressed smoothly. NovaGold’s Board of Directors approved the start of construction in June 2007 after receiving federal and provincial authorizations, and construction proceeded well through the first season. The construction team completed six camps and other support infrastructure, and made significant progress on the access road, bridges and tunnel. In November 2007, NovaGold and Teck suspended construction activities at Galore Creek during a period of increasing capital costs, and initiated engineering and optimization studies to identify alternative development strategies for the project.

Annual Report 2008

NovaGold and Teck continue to view the property as a valuable copper-gold-silver resource and in 2008 completed a comprehensive optimization review of the project. The results of the optimization studies have identified a number of modified approaches to the project that show the potential for significant expansion of project throughput, a shorter construction schedule, re-location of the process facilities along the project access road to allow for easier construction and future expansion, and fewer risks associated with construction and operations. Despite the recent drop in copper prices, the consensus long-term average price for copper has increased to US$1.75 to US$2/lb, up from the US$1.50 levels used for the 2006 evaluation of Galore Creek. In addition, current prices for key construction inputs have decreased significantly since their peak levels in 2008 and indicate the potential for reduced overall capital costs.

During 2008, GCMC worked with the Tahltan Nation and government regulators to develop and implement a program to maintain the road, bridges and related infrastructure to a high standard so that environmental impacts would be minimized. Continued road work during 2008 connected portions of the access road to kilometer 40 to allow surplus equipment to be driven out. Eventual completion of the road to kilometer 90 will improve access to the project and reduce construction costs when the project can be restarted, largely eliminating the need for helicopter support.

In early 2009, NovaGold successfully negotiated amendments to the Galore Creek Partnership Agreement. The new agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the project. Under the amended agreement, however, Teck will now fund all Galore Creek costs from November 1, 2008 until Teck has contributed 100% of its buy-in for the project. As a result, NovaGold expects to have no near-term funding obligations for the Galore Creek project.

Long-term demand for copper and gold is expected to remain strong and the Galore Creek property contains one of the world’s largest undeveloped copper-gold-silver resources. GCMC will continue to maintain and improve the infrastructure at site until a new construction decision is made. The authorizations to proceed in accordance with the feasibility plan remain in good standing as do the majority of key permits required to continue construction. Some components of the revised plan, such as the mill and tailings location, would require amendment to the permits before construction could start on those elements. With a rebound in copper prices and eventual improvement in world economic conditions, NovaGold’s 50% interest in one of the biggest and most advanced copper projects in North America should bring significant value to NovaGold shareholders.

NovaGold | Positioned for Growth

Reserves & Resources

RESERVES
Property	Resource	Tonnes		In Situ Grade
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Donlin Creek (1) approximately 0.87 g/t Au Cutoff	Proven	8.4	2.59
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	375.4	2.37
	Total P&P	383.8	2.37
Rock Creek (2) 0.6 g/t Au Cutoff	Probable	7.8	1.30
100% Ownership
Big Hurrah (2) 1.33 g/t Au Cutoff	Probable	1.2	4.82
100% Ownership
Total Proven Reserves		8.4	2.59
Total Probable Reserves		384.4	2.35
Total Proven and Probable Reserves		392.8	2.36

RESOURCES
Property	Resource	Tonnes		In Situ Grade
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Donlin Creek (3)(4) approximately 0.87 g/t Au Cutoff	Measured	1.2	2.19
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	93.4	1.97
	Total M&I	94.6	1.97
	Inferred	54.5	2.29
Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52
	Total M&I	785.7	0.29	4.87	0.52
	Inferred	357.7	0.18	3.69	0.36
Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35

Rock Creek (3) 0.6 g/t Au Cutoff	Measured	–	–
100% Ownership	Indicated	7.7	1.21
	Total M&I	7.7	1.21
	Inferred	0.6	1.09
Big Hurrah (3) 1.0 g/t Au Cutoff	Measured	–	–
100% Ownership	Indicated	0.9	2.68
	Total M&I	0.9	2.68
	Inferred	0.2	2.97
Saddle (7) 1.0 g/t Au Cutoff	Historical	3.6	2.23
100% Ownership	Total Historical	3.6	2.23
		m3	g/m3
Nome Gold (3)(8) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32
100% Ownership	Indicated	83.8	0.28
	Total M&I	162.9	0.30
	Inferred	30.6	0.27
Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
Earning 51% from Rio Tinto	Indicated	16.8	0.83	59.63	4.14	6.03	0.94
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94
	Inferred	11.9	0.67	48.37	3.56	4.99	0.80

Total Proven & Probable Reserves Contained Metal
Total Measured & Indicated Resources Contained Metal (Exclusive of Reserves)
Total Inferred Resources Contained Metal
Total Historical Resources Contained Metal

Annual Report 2008

Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb) (1) As at April 1, 2009

	Total Contained Metal					NovaGold Net Share After Earn-Ins
Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb
0.70					0.35		0.35
28.57					14.29		14.29
29.27					14.64		14.64
0.32					0.32		0.32

0.19					0.19		0.19
0.70					0.35		0.35
29.08					14.80		14.80
29.78					15.15		15.15

	Total Contained Metal					NovaGold Net Share After Earn-Ins
Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb
0.08					0.04		0.04
5.92					2.96		2.96
6.01					3.00		3.00
4.02					2.01		2.01
0.06	0.67	54.1			0.03	0.34	0.04	27.0
7.21	122.42	8,872.3			3.61	61.21	4.64	4,436.1
7.27	123.09	8,926.3			3.64	61.55	4.68	4,463.2
2.06	42.49	2,858.3			1.03	21.24	1.39	1,429.1
2.86	37.91	1,160.0			1.72	22.75	2.10	696.0

4.92	80.40	4,018.3			2.74	43.99	3.49	2,125.1

0.29					0.29		0.29
0.29					0.29		0.29
0.02					0.02		0.02

0.08					0.08		0.08
0.08					0.08		0.08
0.02					0.02		0.02
0.26					0.26		0.26
0.26					0.26		0.26

0.80					0.80		0.80
0.76					0.76		0.76
1.56					1.56		1.56
0.25					0.25		0.25

0.45	32.29	1,538.2	2,237.1	350.3	0.23	16.47	0.51	784.49	1,140.94	178.64
0.45	32.29	1,538.2	2,237.1	350.3	0.23	16.47	0.51	784.49	1,140.94	178.64
0.26	18.57	936.9	1,313.1	210.0	0.13	9.47	0.29	477.83	669.67	107.07

29.78					15.15		15.15
15.66	155.38	10,464.56	2,237.1	350.3	8.80	78.01	10.12	5,247.66	1,140.94	178.64
9.49	98.97	4,955.21	1,313.1	210.0	5.18	53.46	6.08	2,602.97	669.67	107.07
0.26					0.26		0.26

NovaGold | Positioned for Growth

Reserves & Resources continued

NOTES:

1.	These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.

2.	See numbered footnotes below on resource information. Resources shown in orange are reported as net values to NovaGold after all project earn-ins.

3.	AuEq – gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

RESOURCE FOOTNOTES:

(1)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve and resource estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com.

(2)	The basis for the cut-off grade was an assumed gold price of US$725/oz.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found by referring to the relevant Technical Report found on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Reserve & Resource Estimates”.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$725/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area; mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which will be available on SEDAR at www.sedar.com.

(5)	The copper-equivalent grade was calculated as follows:

CuEq = Recoverable Revenue / 2204.62 / US$1.55 / Cu Recovery. Where: CuEq = Copper-equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metals prices of US$1.55/lb for copper, US$650/oz for gold and US$11/oz for silver. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cu-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com.

(6)

The copper-equivalent (CuEq) calculations use metals prices of US$0.90/lb for copper, US$375/oz for gold and US$5.50/oz for silver. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com.

(7)

These estimates include historical resources that are not NI 43-101 compliant. Although believed by NovaGold management to be relevant and reliable, these historical resources were completed prior to the February 2001 adoption of NI 43-101 and because their compliance to NI 43-101 procedures has not been ascertained, they are not NI 43-101 resources. See “Cautionary Note Concerning Reserve & Resource Estimates”. The historical resource for the Saddle deposit is based on the technical report titled “Summary Report for the Rock Creek Gold Prospect” dated April 16, 2002, a copy of which is available on SEDAR at www.sedar.com.

(8)

The Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com.

(9)

Subject to an earn-in agreement with Rio Tinto. The resource estimate for Ambler is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated January 31, 2008, a copy of which is available on SEDAR at www.sedar.com.

Cautionary Note Concerning Reserve & Resource Estimates

This summary table has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Saddle mineralization adjacent to the Rock Creek property.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Qualified Persons

DONLIN CREEK	Kirk Hanson, P.E., AMEC Gordon Seibel, M.AusIMM, AMEC Alexandra Kozak, P.Eng., AMEC Gregory Wortman, P.Eng., AMEC	GALORE CREEK COPPER CANYON AMBLER	Kevin Francis, P.Geo, NovaGold Resources Inc.
James Gray, P.Eng., GR Technical Services Ltd.
Robert Morris, P.Geo, Hatch Ltd.
G.H. Giroux, P.Eng., Giroux Consultants Ltd.
Russ White, P.Geo., SRK Consulting	ROCK CREEK BIG HURRAH SADDLE NOME GOLD	Sean Ennis, P.Eng., Norwest Corporation
Sean Ennis, P.Eng., Norwest Corporation
Historical resource, Alaska Gold Company
Bruce Davis, Ph.D., FAusIMM, Norwest Corporation
Robert Sim, P.Geo., Norwest Corporation

Annual Report 2008

Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An Inferred Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geologic and grade continuity to be reasonably assumed.

A Measured Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geologic and grade continuity.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A Probable Reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

NovaGold | Positioned for Growth

Cautionary Note Regarding Forward-Looking Statements

This report contains statements of forward-looking information concerning the Company’s plans at the Donlin Creek project, the Galore Creek project and Nome Operations (comprising Rock Creek, Big Hurrah and Nome Gold), estimated production and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the Company’s ability to finance the development of its mineral properties;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  commodity price fluctuations;
  risks related to the Company’s current practice of not using hedging arrangements;
  currency fluctuations;
  risks related to governmental regulation, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  the Company’s need to attract and retain qualified management and technical personnel;
  mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Company’s mineral properties;
  the Company’s history of losses and expectation of future losses;
  risks related to the integration of new acquisitions into the Company’s existing operations;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties and related cost increases;
  increased competition in the mining industry; and
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of Management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Annual Report 2008

Management Team

Rick Van Nieuwenhuyse, President & CEO
Don MacDonald, Senior Vice President & CFO
Sacha Iley, Vice President Human Resources
Greg Johnson, Vice President Strategic Development
Joe Piekenbrock, Vice President Exploration
Elaine Sanders, Vice President Finance
Kevin Francis, Manager of Technical Services
Mike Stammers, Manager of Land

Board of Directors

Tony Giardini, CA
Gerald McConnell, QC
Kalidas Madhavpeddi
Clynton Nauman
James Philip, CA
Rick Van Nieuwenhuyse

____________________________________________________________________________________
Many thanks to everyone who submitted photos for inclusion in this year’s annual report.

Ariadna Peretz
Eagle Vision Video Productions
Eric Tweet
Erin Workman
John Odden
John Owczarczak
Mike Niehuser
Nikolai Ivanoff
Omni Video Productions
Paul Luft Communications
Todd Wikjord
Urban Pictures

NovaGold’s 2008 Annual Report is printed on FSC-certified, 100% post-consumer recycled material. By choosing 100% post-consumer recycled material for this annual report, 66 trees were preserved for the future, 27,730 gallons of wastewater flow were saved, 46 million BTUs of energy were conserved, 188 lbs of waterborne waste and 3,068 lbs of solid waste were not created, and 6,041 lbs net greenhouse gases were prevented.

NovaGold Resources Inc.
2300 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Telephone: 604 669 6227
Toll-free: 1 866 669 6227
Facsimile: 604 669 6272

www.novagold.net
NYSE-AMEX / TSX: NG